UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P.

Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TSAKOS ENERGY NAVIGATION LIMITED FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

• Registration Statement (Form F-3 No. 333-240253) filed with the SEC on July 31, 2020;

• Registration Statement on Form F-3 (No. 333-234279) filed with the SEC on October 21, 2019;

• Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015;

• Registration Statement on Form F-3 (No. 333-111615) filed with the SEC on December 30, 2003;

• Registration Statement on Form S-8 (No. 333-183007) initially filed with the SEC on August 2, 2012, as amended;

• Registration Statement on Form S-8 (No. 333-134306) initially filed with the SEC on May 19, 2006, as amended;

• Registration Statement on Form S-8 (No. 333-104062) filed with the SEC on March 27, 2003; and

• Registration Statement on Form S-8 (No. 333-102860) filed with the SEC on January 31, 2003.

1

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of operations

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2022 and 2021:

	2022		2021
	$ million	% of total	$ million	% of total
Time charter-bareboat	6.3	3%	6.3	5%
Time charter-fixed rate	46.5	21%	47.7	35%
Time charter-variable rate (profit-share)	27.6	13%	17.2	12%
Voyage charter-spot market	110.2	51%	61.0	45%
Pool arrangement	16.8	8%	2.0	1%
Voyage charter-contract of affreightment	9.3	4%	2.2	2%
Total voyage revenue	216.7	100%	136.4	100%

Voyage revenue earned for the six months ended June 30, 2022 and 2021:

	2022		2021
	$ million	% of total	$ million	% of total
Time charter-bareboat	12.5	4%	12.5	4%
Time charter-fixed rate	92.4	25%	97.1	35%
Time charter-variable rate (profit-share)	51.1	14%	35.2	13%
Voyage charter-spot market	173.1	47%	124.3	45%
Pool arrangement	24.7	7%	2.2	1%
Voyage charter-contract of affreightment	12.6	3%	4.1	2%
Total voyage revenue	366.4	100%	275.4	100%

Voyage revenue earned during the three months ended June 30, 2022 totaled $216.7 million, a 58.9% increase, compared to $136.4 million earned in the three months ended June 30, 2021. The increase was mostly due to high demand for crude oil and low supply that pushed gas prices upward during the second quarter of 2022 which combined with the shortage of refining capacity, also caused crude oil price increases in many parts of the world.  In addition, the strengthening of the market, affected by seasonal factors and increased by global oil demand, showed post Covid-19 pandemic recovery, which combined with the current crisis in the Ukraine that has created a global redrawing of trade routes, has resulted in an increase in oil tanker voyages that is expected to surpass pre-pandemic levels. The Company, by following a diversified employment strategy, managed to exploit the market conditions to benefit from the boosted regional and international tanker trades.

Total utilization achieved by the fleet (total days that the vessels were actually employed as a percentage of total days in the period that the Company owned or controlled the vessels) was 93.6% in the second quarter of 2022 compared to 93.0% in the second quarter of 2021. Lost days during the second quarter of 2022 were limited as only three vessels underwent dry-dock during the quarter.

2

Operating days utilized on time-charter with profit-share arrangements increased to 1,284 days in the second quarter of 2022 from 1,090 days in the second quarter of 2021, a 17.8% increase. Revenue earned by vessels operating on this type of charter increased to $27.6 million in the three months ended June 30, 2022 compared to $17.2 million in the second quarter of 2021, the increase being mainly attributed to the strengthening of the market, as well as the employment of two aframax under profit-share arrangements during the second quarter of 2022, compared to being employed in the spot market during the equivalent period of 2021, as well as one VLCC that operated under profit-share arrangement during the second quarter of 2022, compared to being employed under time charter-fixed contracts market during the equivalent period of 2021. In addition, vessel Tenergy, which was delivered during the first quarter of 2022, operated under profit-share arrangement for the second quarter of 2022. However, the increase was counterbalanced by two suezmax vessels that during the second quarter of 2022 moved to the spot market.

Operating days on pure time-charter without profit-share arrangements decreased to 2,021 days in the second quarter of 2022 from 2,054 in the second quarter of 2021. The amount of revenue earned on time-charter-fixed rate contracts decreased by 2.5% to $46.5 million in the second quarter of 2022 from $47.7 million in the second quarter of 2021, mainly due to less operating days of vessels operating under time charter arrangements.

Operating days utilized on pool employment increased to 637 days in the second quarter of 2022 from 231 days in the second quarter of 2021, an 176.0% increase. Revenue earned by vessels operating on this type of charter, increased to $16.8 million in the three months ended June 30, 2022 compared to $2.0 million in the second quarter of 2021, the increase being mainly attributed to the employment of one handysize and two handymax vessels that operated under pool arrangements during the second quarter of 2022, compared to being employed in the spot market during the equivalent period of 2021, as well as one handymax that operated under pool arrangements during the second quarter of 2022, compared to being employed under time charter-fixed-rate contracts during the equivalent period of 2021.

Employment days on spot and contract of affreightment decreased to 1,611 for the second quarter of 2022 from 2,171 for the equivalent period of 2021. Although revenue days on this type of employment decreased by 25.8%, the contribution of revenue earned increased by $56.3 million, mainly due to the upturn in spot rates during the second quarter of 2022.

During the six months ended June 30, 2022, voyage revenues increased to $366.4 million from $275.4 million in the first half of 2021, an increase of $91.0 million, or 33.0%. For the first six months of 2022, the utilization rate increased to 93.4% compared to 92.3% for the first six months of 2021. Lost days arose mainly from the dry-dockings of the LNG carrier Neo Energy, the suezmax vessels Arctic, Antarctic and Decathlon, the aframax vessels Sola TS, Oslo TS and Marathon TS, the DP2 suezmax shuttle tanker Lisboa and the handysize vessel Arion. Apart from the lost days related to dry-dockings, the six-month period of 2022 also includes lost days on the repositioning voyages of certain other vessels. During the six-month period of 2021, lost days related to the dry-dockings of handymax vessels Artemis, Ariadne, and Afrodite, suezmaz tanker Uraga Princess and repositioning voyages of certain other vessels. While the utilization rate represented a slight increase during the first half of 2022, compared to 2021, the increase in voyage revenues is mainly attributed to the strengthening of the market during the first half of 2022, compared to 2021.

For the six months ended June 30, 2022, the average daily TCE rate was $24,529 compared to $17,701 for the equivalent period of 2021, a 38.6% increase. For the second quarter of 2022, the TCE rate was $29,278 per day compared to $17,239 per day for the previous year’s second quarter, a 69.8% increase. Average daily TCE rate earned for the three- and six-month periods ended June 30, 2022 and 2021, per vessel category were:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
LNG carrier	40,951	33,405	46,684	42,929
VLCC	26,918	20,487	26,917	23,460
Suezmax	45,720	14,899	31,589	17,116
DP2 Suezmax	54,197	53,038	52,372	53,038
Aframax	22,797	17,190	20,601	16,529
Panamax	16,656	14,393	15,300	13,438
Handymax	26,966	9,102	19,971	8,519
Handysize	28,364	9,657	21,670	9,363

3

TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 170 days lost for the second quarter of 2022 and 374 for the first half of 2022 as a result of calculating revenue on a loading to discharge basis compared to 181 for the second quarter and 376 for the first half of 2021. In the case of a bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and net earnings (operating) days:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Voyage revenues	$216,699	$136,415	$366,403	$275,429
Less: Voyage Expenses	(62,738)	(47,567)	(110,941)	(94,866)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	3,640	3,640	7,240	7,240
Time charter equivalent revenues	$157,601	$92,488	$262,702	$187,803
Divided by: net earnings (operating) days	5,383	5,365	10,710	10,610
Average TCE per vessel per day	$29,278	$17,239	$24,529	$17,701

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. Commissions on revenue are included in voyage expenses and they are borne by the Company for all types of charter.

Voyage expenses for the three months ended June 30, 2022 and 2021 were:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2022	2021		2022	2021
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Bunker expenses	41.1	27.1	51.7%	25,558	12,477	104.8%
Port and other expenses	12.9	15.3	(15.7)%	7,999	7,038	13.7%
Commissions	8.7	5.2	67.3%	5,386	2,395	124.9%
Total	62.7	47.6	31.7%	38,943	21,910	77.7%
Days on Spot and COA				1,611	2,171

Voyage expenses for the six months ended June 30, 2022 and 2021 were:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2022	2021		2022	2021
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Bunker expenses	72.6	51.7	40.4%	21,897	11,401	92.1%
Port and other expenses	24.1	32.7	(26.3)%	7,255	7,199	0.8%
Commissions	14.2	10.5	35.2%	4,284	2,305	85.9%
Total	110.9	94.9	16.9%	33,436	20,905	59.9%
Days on Spot and COA				3,318	4,538

4

Voyage expenses were $62.7 million during the quarter ended June 30, 2022, compared to $47.6 million during the prior year’s second quarter, a 31.7% increase. Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. Bunkering purchases typically constitute the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given year affect bunker prices and consequently voyage expenses.

Both crude oil and global bunker prices have significantly increased during the second quarter of 2022, resulting in a 90.0% increase in average delivered price paid by the Company for the bunkers procured globally during the second quarter of 2022, compared to respective periods in 2021. In addition, although the total quantity of bunkers purchased during the second quarter of 2022 decreased by 21.1% compared to the equivalent 2021 period, as fewer vessels of the fleet operated in the spot market, the average daily bunker expenses increased by 104.8% during the second quarter of 2022, compared to the equivalent 2021 period, as a result of the increase in average purchase oil prices. Total port expenses decreased by $2.4 million for the second quarter of 2022 compared to the second quarter of 2021, while the average port expenses per vessel per day were 13.7% higher, as a result of an increased number of short route voyages and a higher number of port calls. As commissions are highly correlated to revenue patterns, the increase in commissions is attributable to the increase in revenue generated during the second quarter of 2022 compared to the equivalent period of 2021.

Voyage expenses were $110.9 million in the first six months of 2022, compared to $94.9 million in the first six months of 2021, a 16.9% increase. The increase in voyage expenses between the six-month periods is mainly attributed to bunkers expenses, as average delivered price paid by the Company for the bunkers procured globally increased by 59.9% due to rising oil prices. Port and other expenses decreased by $8.6 million between the six-month periods and increased by 0.8% on a daily basis, as a result of a lower number of port calls although counterbalanced by the higher prices charged with regards to port fees. Commissions increased by $3.7 million for the six-month period ended June 30, 2022, compared to the equivalent period of 2021, due to increased revenue earned for the corresponding periods.

Commissions amounted to $8.7 million, or 4.0% of voyage revenue, during the second quarter of 2022 compared to $5.2 million, or 3.8% of voyage revenues, during the second quarter of 2021. The increase was due to higher voyage charter revenues, with commission rates remaining at relatively similar levels on average as the prior equivalent period. For the six-month period ended June 30, 2022, commissions amounted to $14.2 million, or 3.9% of voyage revenue, compared to $10.5 million, or 3.8% of voyage revenues, in the corresponding period of 2021.

Vessel operating expenses

Operating expenses for the three months ended June 30, 2022, and 2021 were:

	Operating expenses			Average daily operating expenses per vessel
	2022	2021		2022	2021
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Crew expenses	26.3	26.6	(1.1)%	4,720	4,742	(0.5)%
Insurances	4.8	4.4	9.1%	861	790	9.0%
Repairs and maintenance, and spares	8.3	6.7	23.9%	1,498	1,202	24.6%
Stores	2.5	2.6	(3.8)%	450	468	(3.8)%
Lubricants	2.3	1.7	35.3%	416	305	36.4%
Other (quality and safety, taxes, registration fees, communications)	2.8	3.9	(28.2)%	506	694	(27.1)%
Foreign currency losses (gains)	(0.4)	0.3	(233.3)%	(84)	40	(310)%
Total	46.6	46.2	0.9%	8,367	8,241	1.5%
Earnings capacity days excluding vessel on bare-boat charter				5,571	5,600

Operating expenses for the six months ended June 30, 2022 and 2021 were:

	Operating expenses			Average daily operating expenses per vessel
	2022	2021		2022	2021
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Crew expenses	53.6	49.8	7.6%	4,813	4,454	8.1%
Insurances	9.3	8.0	16.3%	826	714	15.7%
Repairs and maintenance, and spares	11.5	13.0	(11.5)%	1,032	1,161	(11.1)%
Stores	5.5	5.3	3.8%	492	472	4.2%
Lubricants	4.6	3.6	27.8%	409	318	28.6%
Other (quality and safety, taxes, registration fees, communications)	6.2	7.9	(21.5)%	558	708	(21.2)%
Foreign currency losses (gains)	(0.9)	0.1	(1,000)%	(74)	7	(1157.1)%
Total operating expenses	89.8	87.7	2.4%	8,056	7,834	2.8%
Earnings capacity days excluding vessel on bare-boat charter				11,140	11,180

5

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses relating to quality and safety, tonnage tax, registration fees, communications and foreign currency gains or losses.

Total operating costs were $46.6 million during the quarter ended June 30, 2022, compared to $46.2 million during the second quarter of 2021, an increase of 0.9%. The slight increase is mainly attributable to an increase in lubricants, due to the unexpected geopolitical events that began during the first quarter of 2022, that led to an increase in prices during the second quarter of 2022, as well as to increased drydock repairs cost compared to the second quarter of 2021. However, this increase was counterbalanced by the decrease in other expenses mainly due to decreased communication expenses, as a result of the fact that travel restrictions and repatriation difficulties due to the Covid-19 pandemic were significantly diminished, combined with the strengthening of the US dollar. Operating expenses for the first six months of 2022 and 2021 were $89.8 million and $87.7 million, respectively, a 2.4% increase. The increase is mainly attributed to an increase in crew expenses, due to a relief during 2021 related to previous years’ solidarity taxes required to be paid to the Greek state, which were not repeated in 2021 onwards. In addition, the Company’s P&I renewals during the first quarter of 2022 saw an increase in costs partly due to the International Group of P&I Clubs’ need to increase their income after several years of premium reductions, which contributed to an overall increase of 16.3% in the Company’s insurances for the first half of 2022, compared to 2021. However, although nine of Company’s vessels underwent scheduled dry dockings during the first half of 2022, compared to eight during the equivalent period in 2021, expenses for repairs and maintenance, and spares overall decreased by $1.5 million in the first half of 2022 compared to the first half of 2021. The decrease is mainly attributed to higher costs for routine repairs and maintenance during the first half of 2021 compared to respective period in 2022. Similar to the quarterly amounts of 2022 regarding lubricants, there was an overall increase in expenses for lubricants in the first half of 2022 compared to respective period in 2021, attributed to increased prices.

The operating fleet remained the same for the second quarter and the six-month period of 2022, compared to the equivalent periods of 2021, while a minor decrease of 0.5% and 0.4%, respectively, in the earning capacity days is attributed to the delivery of vessel Tenergy during January 2022 as well as the sale of vessel Proteas in April 2022 and vessel Maya in May 2021.

Average operating expenses per ship per day increased by $126 to $8,367 for the second quarter of 2022 from $8,241 in the second quarter of 2021, an increase of 1.5%, mainly attributable to a rise in repairs and maintenance related costs. For the six-month periods, average daily operating expenses per vessel increased by $222 to $8,056 in the first half of 2022 from $7,834 in the first half of 2021, due to higher insurances and lubricants costs during the second quarter of 2022, as stated above.

Depreciation and amortization

Depreciation and amortization charges totaled $34.2 million in the second quarter of 2022 compared to $35.8 million in the second quarter of 2021, a 4.6% decrease. For the first half of 2022 depreciation and amortization decreased to $67.5 million from $70.9 million for the first half of 2021.

Depreciation amounted to $29.6 million in the second quarter of 2022 and $31.8 million in the second quarter of 2021, a 6.9% decrease. For the first six months of 2022, depreciation was $59.0 million compared to $63.4 million in the first six months of 2021, a $4.4 million decrease. The decrease being due to the sale of panamax vessel Maya during May 2021 incurring depreciation throughout most of the first half of 2021, in addition to the sale of the aframax tanker Proteas during the second quarter of 2022. In addition, the increase of the estimated scrap value per light weight ton (LWT) to $430 from $390 effective as of October 1, 2021, reduced the depreciation expense by $0.7 million and $1.5 million for the first quarter of 2022 and the first half of 2022, respectively. Additional contribution to the decrease is also attributed to the impairment charge recorded on seven of the Company’s vessels Aris, Ajax, Afrodite, Apollon, Artemis, Ariadne, and Proteas as at December 31,2021. The decrease was partially counterbalanced by the addition of Tenergy in the first quarter of 2022, incurring depreciation expenses throughout the first half of 2022.

Amortization of deferred dry-docking charges and leasehold improvements was $4.6 million during the second quarter of 2022, compared to $4.0 million during the second quarter of 2021, a $0.6 million increase. For the six-month period ended June 30, 2022, amortization of deferred dry-docking charges and leasehold improvements was $8.5 million compared to $7.5 million for the corresponding period of 2022. The increase in both the three- and six-month periods of 2022 relates primarily to the amortization of leasehold improvements of vessel Arctic that underwent dry-docking in 2022 and vessels Archangel and Alaska that completed their dry-docking during the second quarter of 2021, contributing an overall increase of $0.5 million and $1.0 million to the second quarter of 2022 and the first half of 2022, respectively.

Loss on sale of vessels

During the second quarter of 2022, the Company sold its aframax tanker, Proteas, for net proceeds of $19.8 million, incurring a net gain on sale of $0.3 million. On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic, with the sale resulting in a loss of $1.7 million in aggregate for both suezmaxes. During the second quarter of 2021, the Company also sold its panamax tanker, Maya, for net proceeds of $9.3 million, incurring a net loss on sale of $4.1 million.

Impairment

The Company reviews and tests all vessels and vessels under construction for impairment at each quarter-end and when indications exists. As of June 30, 2022, vessel values had increased compared to the respective period during prior year. In the first half of 2022, thirty of our vessels had carrying values in excess of their market values. Our fleet is for the most part young, with an average age of 10.5 years as of June 30, 2022, and every vessel in the fleet is expected to generate considerably more cash during their remaining expected lives than their carrying values. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any vessel of the fleet intended to be held and used at June 30, 2022 and 2021. In addition, the Company reviews and tests its right-of use-assets for impairment at each reporting date. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right of use assets as of June 30,2022, and June 30, 2021, indicated no impairment charge.

6

General and administrative expenses

General and administrative expenses include management fees, administrative expenses, management incentive awards and stock compensation expense.

General and administrative expenses (G&A expenses) slightly decreased to $7.4 million in the second quarter of 2022 compared to $7.6 million in the second quarter of 2021, a decrease of $0.2 million. For the first six months of 2022 general and administrative expenses also decreased by $0.3 million, compared to the equivalent period of 2021.

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels, as described below, and of the enterprise as a whole. Management fees, including those paid to third-party ship management companies, totaled $5.6 million and $5.5 million during the quarters ended June 30, 2022 and 2021, respectively. For the six months ended June 30, 2022 and 2021 management fees also increased by $0.2 million, to $11.2 million in the first half of 2022 compared to $11.0 million in the first half of 2021. In the first half of 2022, all the vessels in the fleet were technically managed by Tsakos Columbia Shipmanagement, S.A., apart from the LNG carriers Neo Energy, Maria Energy, Tenergy, the VLCCs Ulysses, Hercules I, the suezmax Eurochampion 2004, the aframaxes Maria Princess, Ise Princess and Sapporo Princess, and the handymax tankers Afrodite and Ariadne, which have been managed by third-party managers. On May 1, 2022, vessel monthly fees payable to the management company for owned conventional operating vessels increased to $28,500 from $27,500, for shuttle tankers to $36,000 from $35,000 and for vessels chartered out on a bare-boat basis and for vessels under construction the monthly fee increased to $21,000 from $20,400. Monthly management fees remained the same in 2021 and up to April 30, 2022, apart from vessels managed by third party managers. Monthly fees for third-party managed vessels increased to $29,117 from $28,614, in January 2022, for the suezmax tanker Eurochampion 2004, the aframax tankers Sapporo Princess and Maria Princess, the VLCCs Ulysses, Hercules I and the monthly management fees for LNG carriers Maria Energy and Neo Energy increased to $42,447 from $38,947 and Tenergy to $34,333 from $30,833 (since delivery January 12, 2022), respectively. The handymax tankers Afrodite and Ariadne and the aframax tanker Ise Princess had no increase in monthly fees.

Office administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Administrative expenses totaled $1.7 million during the second quarter ended June 30, 2022, compared to $2.1 million during the previous year’s second quarter, a decrease of 18.2% mainly due to decreased legal advisory fees.

No incentive award was granted in the first six months of 2022 and 2021.

General and administrative expenses, including the management fee, plus any incentive or stock compensation award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,244 and $1,279 for the second quarter of 2022 and 2021, respectively. For the six-month period ended June 30, 2022, the daily overhead per vessel was $1,195 compared to $1,216 for the six-month period ended June 30, 2021.

Operating income (loss)

Income from vessel operations was $57.4 million during the second quarter of 2022, compared to an operating loss of $12.9 million during the second quarter of 2021, the increase being mainly attributed to increased revenue earned for the second quarter of 2022 compared to the equivalent period of 2021. During the first half of 2022, operating income from vessel operations was $66.9 million, compared to operating loss of $10.7 million during the first half of 2021, the increase being attributed to a strengthened market, with freight rates presenting an upturn compared to the low levels of 2021, while operating expenses presented an increase of $13.4 million to $299.5 million for the six-month period ended June 30, 2022 from $286.1 million compared to the six-month period ended June 30, 2021, which is mainly attributed to increased voyage expenses.

7

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$ million	$ million	$ million	$ million
Interest expense	10.5	7.5	18.6	15.3
Interest rate swaps cash settlements, net	2.0	2.6	3.9	5.0
Total interest	12.5	10.1	22.5	20.3
Less: Interest capitalized	(0.3)	(0.2)	(0.5)	(0.4)
Interest expense, net	12.2	9.9	22.0	19.9
Bunker hedging instruments cash settlements	—	—	(9.9)	0.5
Change in fair value of non-hedging bunker instruments	—	(3.7)	2.0	(8.2)
Change in fair value of hedging and non-hedging interest rate swaps	(2.1)	—	(2.3)	—
Discount of long-term receivables	—	0.4	0.4	0.5
Other finance costs	0.9	0.9	2.1	1.9
Net total	11.0	7.5	14.3	14.6

Interest and finance costs, net, were $11.0 million for the second quarter of 2022, compared to $7.5 million for the second quarter of 2021, a 46.6% increase, mainly attributed to the higher interest of $3.0 million which was partially compensated for by a decrease of $0.6 million in cash settlements on interest rate swaps and a decrease on the discount of long-term receivables from $0.4 million to less than $0.1 million in the second quarter of 2022. Average interest rate paid on outstanding debt and other financial liabilities increased to 3.12% for the second quarter of 2022 from 2.0% in the second quarter of 2021, and interest (net of interest rate swaps) increased by $2.4 million for the second quarter of 2022 compared to the second quarter of 2021.

Interest rate swaps cash settlements, net, amounted to $2.0 million for the second quarter of 2022, compared to $2.6 million in the second quarter of 2021. For the six-month period ended June 30, 2022, net interest paid on swaps amounted to $3.9 million compared to $5.0 million for the six-month period ended June 30, 2021. During the first half of 2022, the Company entered into an early termination of one of its hedging interest rate swap agreements due to refinancing of the related loan agreement and received the amount of $0.3 million.

During the first half of 2022, one interest rate swap that previously met hedge accounting criteria was de-designated as hedging swap. The change in fair value during the first half of 2022 amounted to $0.6 million has been included in Change in fair value of hedging and non-hedging interest rate swaps in the table above.

For the six months ended June 30, 2022, interest and finance costs, net, were $14.3 million compared to $14.6 million for the six months ended June 30, 2021, a 2.0% decrease. Interest (excluding the impact of interest rate swaps) increased to $18.6 million in the six months ended June 30, 2022, from $15.3 million in the six months ended June 30, 2021, due to the increase in the average loan interest rate to 2.9% from 2.1%, a 35.4% increase.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest amounted to $0.3 million and $0.5 million for the three and six-month periods ended June 30, 2022, compared to $0.2 million and $0.4 million for the equivalent periods of 2021.

As of December 31, 2021, the Company held twelve bunker swap agreements to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. During the first half of 2022, the Company entered into early termination of all its bunker swap agreements. Total cash received from those swap terminations amounted to $9.9 million. The change in their fair value during the first half of 2022 and 2021 were $2.0 million (negative) and $8.2 million (positive), respectively, and have been included in Change in fair value of non-hedging bunker instruments in the table above.

The Company recognized receivables amounting to $35.9 million as of June 30, 2022 ($23.0 million as long-term receivables and $12.9 million short-term receivables), which relates to sellers’ credits under sale and leaseback transactions for seven of its vessels. The Company’s discount of receivables amounted to $0.4 million and less than $0.1 million for the six and three months ended June 30, 2022, respectively and $0.5 million and $0.4 million for the six months and three months ended June 30, 2021.

Other finance costs amounted to $0.9 million for each of the second quarters of 2022 and 2021 and $2.1 and $1.9 million for the first half of 2022 and 2021, respectively.

8

Interest income

During each of the second quarters of 2022 and 2021, interest income was $0.2 million. For the six-month periods ended June 30, 2022, and 2021, interest income was $0.4 million and $0.3 million, respectively. The increase is mostly attributed to higher cash reserves over the six-month period of 2022.

Net income (loss) attributable to the non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya (until May 19, 2021, the date of vessel sale) and Inca, Selini, Salamina, and the handysize vessels Byzantion and Bosporos.

There was net income attributable to the non-controlling interest in the first half of 2022 amounting to $1.5 million, compared to a net loss of $0.6 million in the equivalent prior year period. On February 1, 2021 and August 2, 2021, two portions of 1,900,000 and 388,841, respectively, of the Company’s Series G Convertible Preferred Shares were redeemed in exchange for Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”). The Shyris Shipping Preferred Shares are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, affecting the net income attributable to non-controlling interest by $0.8 million in the first half of 2022 and net income of $0.6 million in the equivalent prior year period. For the six months ended June 30, 2022, the net income attributable to the non-controlling interest of Mare Success S.A. was $0.7 million compared to net loss of $1.2 million for the equivalent period of 2021.

On April 12, 2022, the Board of Directors of Shyris Shipping Company authorized the redemption of 75,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares. On April 15, 2022, the Company repaid the amount of $0.75 million, which was recognized as a reduction of non-controlling interest in the statement of stockholders’ equity. On July 12, 2022, the Board of Directors of Shyris Shipping Company authorized the redemption of 75,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares. On July 15, 2022, the Company repaid the amount of $0.75 million.

The net income attributable to the non-controlling interest of Mare Success S.A during the second quarter of 2022 amounted to $0.3 million, compared to a net loss of $1.2 million in the prior year second quarter.

Net income (loss)

As a result of the foregoing, the net income attributable to Tsakos Energy Navigation Limited for the second quarter of 2022 was $37.2 million, or $1.31 income per share basic and diluted, taking into account the impact of preferred share dividends of $8.7 million and undistributed income to Series G Convertible Preferred Share participants of $0.4 million, compared to net loss of $27.9 million, or $1.49 loss per share basic and diluted,taking into account the impact of preferred share dividends of $8.2 million. The net income attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2022 was $34.0 million, or $1.26 income per share basic and diluted, including the effect of dividends on our preferred shares of $17.4 million and undistributed income to Series G Convertible Preferred Shares of $0.4 million, compared to net loss $42.6 million, or $2.31 loss per share basic and diluted, including the effect of dividends on our preferred shares of $16.4 million and deemed dividend on redeemed Series G Convertible Preferred Shares of $1.7 million.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel improvements and/or acquisitions, which in total equaled $183.2 million in the first six months of 2022, will again require us to expend cash in the remainder of 2022 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of raising further funds through capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date are related to the acquisition, construction and refinancing of specific vessels.

If market conditions worsen significantly due to the current pandemic of COVID-19, the conflict in Ukraine or otherwise, then the Company’s cash resources may decline to a level that may put at risk the Company’s ability to service timely its debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Non-restricted cash balances were $161.1 million as of June 2022, compared to $117.2 million as of December 31, 2021 mainly affected by the improvement of tanker charter rates during the first half of 2022.

Working capital (non-restricted net current assets) amounted to a negative $48.7 million as of June 30, 2022, compared to a negative $104.6 million as of December 31, 2021. The decrease is mainly attributed to higher cash reserves and increased accounts receivables due to high charter rates towards the end of the first quarter of 2022 through the end of June 2022.

Current assets increased to $324.8 million at June 30, 2022 from $239.7 million at December 31, 2021, mainly due to the increase in cash and cash equivalents, the increase in accounts receivables and the higher value of inventories as of June 30, 2022. Current liabilities increased to $360.4 million at June 30, 2022 from $332.1 million at December 31, 2021, mainly due to an increase of $27.6 million in the current portion of debt and the increase of accrued liabilities, attributed to increased accrued interest from $5.1 million as of December 31, 2021 to $7.8 million as of June 30, 2022 and accrued dry-docking expenses from $22.8 million at December 31, 2021 to $33.5 million at June 30, 2022.

9

Net cash from operating activities was $73.6 million in the six-month period ended June 30, 2022, compared to $30.6 million in the first six months of 2021. The $43.0 million increase is primarily attributable to a stronger tanker market with high TCE rates which contributed to the increase in voyage revenues by $91.0 million as fully described in the paragraph “Voyage Revenues” in the “Results of operations” above. Total cash expenditure on voyage expenses, operating expenses, charter-in costs, G&A expenses, finance expenses, net of interest income and other, net expenses amounted to $245.0 million during the first six months of 2022, compared to $230.8 million in the first six months of 2021, an increase of $14.2 million or 6.2%. The expense movements are fully described in the respective paragraphs in the “Results of operations” above. Inventories, mainly consisting of bunker fuel, increased by $10.0 million in the first half of 2022, with a $7.1 million positive turnaround compared to the six-month period ended June 30, 2021, as bunker prices reached record highs. Unearned revenue, arising from collection of time-charter hire during the second quarter of 2022 for services not rendered, decreased by $1.9 million compared to a $4.3 million decrease in the first half of 2021 as fewer charterers paid hire in advance. Payments for dry-docking expenses increased by $5.6 million in the first half of 2022 due to nine vessels undergoing scheduled drydock compared to eight vessels during the six-month period ended June 30, 2021. Accrued liabilities and payables increased by $10.8 million in the six months ended June 30, 2022, due to accrued dry docking expenses, compared to an increase of $6.2 million in the six months ended June 30, 2021. Receivables and advances increased by $27.2 million in the six months ended June 30, 2022, compared to an increase in receivables of $0.4 million in the first six months of 2021, a $26.8 million reduced collectability rates. As of June 30, 2022, the Company had deposited cash collateral of $4.3 million related to its derivative instruments, which represented a decrease of $1.6 million since December 31, 2021. Net cash provided by operating activities increased to $49.3 million in the second quarter of 2022, compared to $18.2 million in the previous year’s second quarter. The $31.1 million increase is primarily attributable to the increase in voyage revenues by $80.3 million, or 58.9%, due to a stronger tanker market with higher charter rates.

Net cash provided by investing activities was $14.0 million for the second quarter of 2022, compared to $40.6 million for the equivalent period of 2021. Net cash used in investing activities was $144.2 million for the six months ended June 30, 2022, compared to $20.6 million provided by investing activities during the six months ended June 30, 2021. Cash outflow from investing activities during the first six months of 2022 was due to yard installments and expenses for five vessels under construction, one DP2 shuttle tanker and four aframax tankers, amounting to $26.8 million, $131.6 million for the acquisition of the LNG carrier, Tenergy, and $5.6 million for improvements on existing vessels. The cash inflow from investing activities was generated by the sale of the aframax tanker, Proteas, for net proceeds of $19.8 million during the second quarter of 2022. For the first half of 2021, cash outflow from investing activities related to payments for two vessels under construction amounting to $29.1 million and $3.6 million for improvements on existing vessels. As at June 30, 2022, the Company had five vessels under construction and the remaining yard installments to be paid for those vessels amounted to $325.3 million ($85.7 million in the second half of 2022 and $239.6 million in 2023), the majority of which will be covered through secured debt that we have arranged or that we expect to arrange. After giving effect to an installment payment from cash of $9.5 million made in the third quarter of 2022, the Company also has remaining installment payments of $85.5 million for the 2020-built VLCC it has agreed to acquire with expected delivery in the fourth quarter of 2022.

Net cash used in financing activities was $34.5 million for the second quarter of 2022, compared to $46.7 million for the equivalent period of 2021.

Net cash provided by financing activities was $115.2 million for the first half of 2022, compared to $84.0 million used in financing activities during the prior year first half. During the first half of 2022, the Company drew down $9.6 million for the financing of the DP2 shuttle tanker under construction, $154.7 million for the refinancing of the existing loans for the aframax tanker Uraga Princess, the suezmax tankers Spyros K, Dimitris P, Euro and the DP2 suezmax tanker, Brasil 2004 and $177.2 million for the financing of the LNG carrier Tenergy. In addition, the Company paid in scheduled installments the amount of $73.1 million and prepaid the amount of $12.7 million due to the sale of the vessel, Proteas and the amount of $151.3 million as part of the refinancing of existing loans. Proceeds from new bank loans in the first half of 2021 amounted to $67.6 million and repayments of debt amounted to $154.1 million. Total debt outstanding increased from $1.38 billion at December 31, 2021, to $1.48 billion at June 30, 2022. The debt to capital (equity plus debt) ratio was 51.9% at June 30, 2022 (or 48.8% on a net of cash basis). As of June 30, 2022, we had minimum net lease payment obligations totaling $85.9 million under sale-leaseback arrangements with respect to seven of our vessels.

On May 5, 2021, the Board of Directors of the Company authorized the issuance and sale of up to $50,000,000 of the Company’s common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares. On October 29, 2021, the company announced the Board’s authorization of up to an additional $100 million issuance and sale of common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares. During the first half of 2022, the Company issued 4,064,266 common shares for net proceeds of $33.4 million, 165 Series D Preferred Shares, 2,239 Series E Preferred Shares and 5,888 Series F Preferred Shares for total net proceeds of $0.2 million. During the first half of 2021, the Company sold 320,599 common shares from its treasury stock, 11,411 of its Series D Preferred Shares, 33,188 of its Series E Preferred Shares, 184,585 of its Series F Preferred Shares and issued and sold 1,243,337 of its common shares for net proceeds of $19.6 million.

On January 31, 2022, and April 27, 2022, the Company paid dividends of $0.59375 per share, $8.0 million in aggregate, on its 9.50% Series F Preferred Shares. On February 1, 2021, and April 30, 2021, the Company paid dividends of $0.59375 per share, $7.1 million in aggregate, on its 9.50% Series F Preferred Shares. On August 1, 2022, the Company paid dividends of $0.59375 per share on its 9.50% Series F Preferred Shares.

On February 28, 2022, and May 25, 2022, the Company paid dividends of $0.54687 per share, $3.8 million in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5.5 million in total, on its Series E Preferred Shares. On March 1, 2021, and May 28, 2021, the Company paid dividends of $0.54687 per share, $3.8 million in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5.3 million in total, on its Series E Preferred Shares. On August 30, 2021, the Company paid dividends of $0.54687 per share on its 8.75% Series D Preferred Shares and $0.57812 per share on its 9.25% Series E Preferred Shares, respectively.

The Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”) are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $0.11 million in the period ended June 30, 2021, and $0.9 million in the period ended June 30, 2022. As long as Shyris Preferred Shares are outstanding, Shyris Shipping cannot declare or pay dividends to the Company or incur additional indebtedness without the consent of the holder of Shyris Shipping Preferred Shares.

On April 12, 2022, the Board of Directors of Shyris Shipping Company authorized the redemption of 75,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares. On April 15, 2022, the Company repaid the amount of $0.75 million. On July 12, 2022, the Board of Directors of Shyris Shipping Company authorized the redemption of 75,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares and repaid the amount of $0.75 million on July 15, 2022.

On April 14, 2022, the Company declared a dividend of $0.10 per common share, which was paid on July 20, 2022. On June 29, 2021, the Company declared a dividend of $0.10 per common share, which was paid on July 20, 2021. On September 14, 2022, the Company declared a dividend of $0.15 per common share, payable in December 2022.

10

During the first half of 2021, the Company acquired 19,836 common shares as treasury stock for a total amount of $0.2 million.

The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at June 30, 2022 was below the loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. As at June 30, 2022, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its thirty-one loan agreements and other financial liabilities totaling $1.48 billion. See Note 6, Long Term Debt and other financial liabilities, to our unaudited consolidated financial statements included elsewhere in this report.

Inflation

Recently there has been a significant increase in inflation throughout the world economy. Such global inflationary pressures, and related central bank actions, have also resulted in higher prevailing interest rates, increasing the interest rates payable under our floating rate financing agreements. To date inflation has had a moderate impact on our operating expenses, dry-docking expenses and corporate overhead, as well as our management fees, which increased in the first half of 2022. Inflation has been increasing throughout the world economy and if these conditions continue could result in further increased operating and financing expenses.

Impact of COVID-19 and Ukraine war on our Business

The impact of the COVID-19 pandemic continues to unfold and it may continue to negatively affect the global economy and energy consumption which may have a negative effect on the Company’s business, financial performance and the results of its operations. As discussed above, the impact of the COVID-19 pandemic negatively impacted demand for oil in 2020. 2021 and the first half of 2022, negatively affecting crude and product tankers rates beginning in the third quarter of 2020 and continuing throughout 2021 until the second quarter of 2022 when rates began to increase significantly, in part due to the disruption of energy production and trade patterns due to the conflict in the Ukraine. Demand for LNG and LNG carrier charter rates were also initially negatively affected by the COVID-19 pandemic before beginning to increase in 2021, which increases were amplified as a result of conflict in Ukraine and demand for LNG, particularly in Europe. A slowdown in the global economy, due to COVID-19, the effects of the war in Ukraine or otherwise, and a resulting renewed decline in demand for oil may again result in weak demand for seaborne transportation of oil and oil products and in turn charter rates for our vessels not fixed on long-term fixed-rate charters, as was the case for the period prior to the second quarter of 2022. The timing and extent of any such downturn will depend largely on future developments. Travel restrictions imposed on a global level and repatriation difficulties also caused disruptions in scheduled crew changes on our vessel, and result in increased crew traveling costs, and delays in carrying out of certain hull repairs and maintenance during 2020 and 2021, which disruptions and increased crew-related costs have diminished but could also continue to affect our operations.

11

Table of Contents	F- 1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021 (Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2022 (UNAUDITED)	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$161,148	$117,192
Restricted cash	10,648	10,005
Margin deposits (Note 12)	4,270	5,849
Accounts receivable	53,697	30,622
Capitalized voyage expenses	2,468	1,839
Due from related companies (Note 2)	11,764	14,607
Advances and other	27,131	20,176
Inventories	32,951	22,918
Prepaid insurance and other	3,124	1,861
Receivable, short-term (Note 4)	12,871	12,741
Current portion of financial instruments - Fair value (Notes 7, 12)	4,690	1,852
Total current assets	324,762	239,662
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Notes 7, 12)	4,531	1,526
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	73,511	88,573
LONG TERM RECEIVABLES (Note 4)	23,059	23,163
FIXED ASSETS (Note 4)
Advances for vessels under construction	71,906	104,635
Vessels	3,456,374	3,729,440
Accumulated depreciation	(935,141)	(876,482)
Vessels’ Net Book Value	2,521,233	2,402,958
Total fixed assets	2,593,139	2,507,593
DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 5)	45,066	34,297
Total assets	$3,064,068	$2,894,814
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long - term debt and other financial liabilities (Note 6)	$200,575	$172,936
Payables	71,488	74,912
Due to related companies (Note 2)	8,513	7,747
Dividends payable	2,894	—
Accrued liabilities	41,309	27,851
Unearned revenue (Note 3)	7,082	9,020
Current portion of obligations under operating leases (Note 4)	25,763	29,749
Current portion of financial liability under operating leases (Note 4)	1,014	997
Current portion of financial instruments - Fair value (Notes 7, 12)	1,756	8,884
Total current liabilities	360,394	332,096
LONG-TERM DEBT AND OTHER FINANCIAL LIABILITIES, net of current portion (Note 6)	1,275,149	1,200,251
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 4)	47,748	58,824
FINANCIAL LIABILITY UNDER OPERATING LEASES, net of current portion (Note 4)	2,688	3,196
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Notes 7, 12)	114	8,656
STOCKHOLDERS’ EQUITY (Note 8):
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized and 3,517,061 Series D Preferred Shares, 4,745,947 Series E Preferred Shares, 6,747,147 Series F Preferred Shares and 459,286 Series G Convertible Preferred Shares issued and outstanding at June 30, 2022 and 3,516,896 Series D Preferred Shares, 4,743,708 Series E Preferred Shares, 6,741,259 Series F Preferred Shares and 459,286 Series G Convertible Preferred Shares issued and outstanding at December 31, 2021	15,469	15,461
Common shares, $ 5.00 par value; 60,000,000 shares authorized at June 30, 2022 and 35,000,000 shares authorized at December 31, 2021; 29,308,379 shares issued and 28,630,206 shares outstanding at June 30, 2022 and 25,244,113 shares issued and 24,565,940 outstanding at December 31, 2021, respectively	146,542	126,221
Additional paid-in capital	986,874	973,582
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive income (loss)	4,001	(17,175)
Retained earnings	181,008	149,505
Total Tsakos Energy Navigation Limited stockholders’ equity	1,327,103	1,240,803
Non-controlling Interest	50,872	50,988
Total stockholders’ equity	1,377,975	1,291,791
Total liabilities and stockholders’ equity	$3,064,068	$2,894,814

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Table of Contents	F- 2

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30,
	2022	2021
VOYAGE REVENUES (Note 3):	$216,699	$136,415
EXPENSES:
Voyage expenses	62,738	47,567
Charter hire expense	8,711	6,325
Vessel operating expenses	46,630	46,169
Depreciation and amortization	34,168	35,798
General and administrative expenses	7,383	7,627
(Gain) Loss on sale of vessels (Note 4)	(299)	5,817
Total expenses	159,331	149,303
Operating income (loss)	57,368	(12,888)
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(10,992)	(7,525)
Interest income	226	200
Other, net	349	(80)
Total other expenses, net	(10,417)	(7,405)
Net income (loss)	46,951	(20,293)
Less: Net (income) loss attributable to the non-controlling interest	(726)	629
Net income (loss) attributable to Tsakos Energy Navigation Limited	$46,225	$(19,664)
Effect of preferred dividends	(8,704)	(8,230)
Undistributed income to Series G participants	(370)	—
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	$37,151	$(27,894)
Earnings (Loss) per share, basic and diluted attributable to Tsakos Energy Navigation Limited common Stockholders	$1.31	$(1.49)
Weighted average number of shares, basic	28,398,404	18,660,333
Weighted average number of shares, diluted	28,704,595	18,660,333

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Table of Contents	F- 3

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022, AND 2021

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30,
	2022	2021
VOYAGE REVENUES (Note 3):	$366,403	$275,429
EXPENSES:
Voyage expenses	110,941	94,866
Charter hire expense	17,326	12,443
Vessel operating expenses	89,804	87,652
Depreciation and amortization	67,518	70,850
General and administrative expenses	14,177	14,471
(Gain) Loss on sale of vessels (Note 4)	(299)	5,817
Total expenses	299,467	286,099
Operating income (loss)	66,936	(10,670)
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(14,292)	(14,568)
Interest income	416	327
Other, net	182	(192)
Total other expenses, net	(13,694)	(14,433)
Net income (loss)	53,242	(25,103)
Less: Net (income) loss attributable to the non-controlling interest	(1,499)	618
Net income (loss) attributable to Tsakos Energy Navigation Limited	$51,743	$(24,485)
Effect of preferred dividends	(17,377)	(16,379)
Undistributed income to Series G participants	(353)	—
Deemed dividend on partially redeemed Series G Convertible Preferred Shares	—	(1,713)
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	$34,013	$(42,577)
Earnings (Loss) per share, basic and diluted attributable to Tsakos Energy Navigation Limited common Stockholders	$1.26	$(2.31)
Weighted average number of shares, basic	26,992,886	18,433,070
Weighted average number of shares, diluted	27,299,077	18,433,070

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Table of Contents	F- 4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2022, AND 2021

(Expressed in thousands of U.S. Dollars)

	Three months ended June 30
	2022	2021
Net income (loss)	$46,951	$(20,293)
Other comprehensive income (loss)
Unrealized gain from hedging financial instruments
Unrealized income on interest rate swaps, net (Note 9)	4,802	860
Comprehensive income (loss)	51,753	(19,433)
Less: comprehensive (income) loss attributable to the non-controlling interest	(726)	629
Comprehensive income (loss) attributable to Tsakos Energy Navigation Limited	$51,027	$(18,804)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Table of Contents	F- 5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022, AND 2021

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2022	2021
Net income (loss)	$53,242	$(25,103)
Other Comprehensive (Loss) Income
Unrealized gain (loss) from hedging financial instruments
Unrealized income on interest rate swaps, net (Note 9)	21,176	10,463
Comprehensive income (loss)	74,418	(14,640)
Less: comprehensive (income) loss attributable to the non-controlling interest	(1,499)	618
Comprehensive income (loss) attributable to Tsakos Energy Navigation Limited	$72,919	$(14,022)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Table of Contents	F- 6

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022, AND 2021

(Expressed in thousands of U.S. Dollars - except share and per share data)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholder’ Equity
BALANCE January 1, 2021	$16,640	$95,973	$949,090	978,936	$(9,834)	$338,800	$(36,994)	$1,353,675	$28,143	$1,381,818
Net loss	—	—			—	(24,485)		(24,485)	(618)	(25,103)
Purchases of Treasury Stock				19,836	(168)			(168)		(168)
Partial redemption of Series G Convertible Preferred Shares	(1,799)		(15,487)			(1,714)		(19,000)	19,000	—
Sale of Common and Treasury Shares		6,217	4,819	(320,599)	3,211	(273)		13,974		13,974
Sale of Series D Preferred Shares	11		269					280		280
Sale of Series E Preferred Shares	33		781					814		814
Sale of Series F Preferred Shares	185		4,340					4,525		4,525
Cash dividends declared ($0.10 per common share)						(1,978)		(1,978)		(1,978)
Dividends paid on Class B preferred shares of subsidiary									(111)	(111)
Dividends paid on Series D preferred shares						(3,752)		(3,752)		(3,752)
Dividends paid on Series E preferred shares						(5,330)		(5,330)		(5,330)
Dividends paid on Series F preferred shares						(7,125)		(7,125)		(7,125)
Dividends declared on Series G preferred shares						(54)		(54)		(54)
Other comprehensive income							10,463	10,463		10,463
BALANCE June 30, 2021	$15,070	$102,190	$943,812	678,173	$(6,791)	$294,089	$(26,531)	1,321,839	$46,414	$1,368,253

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholder’ Equity
BALANCE January 1, 2022	$15,461	$126,221	$973,582	678,173	$(6,791)	$149,505	$(17,175)	$1,240,803	$50,988	$1,291,791
Net income	—	—			—	51,743		51,743	1,499	53,242
Issuance of Common Shares		20,321	13,108					33,429		33,429
Partial redemption of Class B preferred shares of subsidiary									(750)	(750)
Sale of Series D Preferred Shares	0		1					1		1
Sale of Series E Preferred Shares	2		50					52		52
Sale of Series F Preferred Shares	6		133					139		139
Cash dividends declared ($0.10 per common share)						(2,863)		(2,863)		(2,863)
Dividends paid on Class B preferred shares of subsidiary									(865)	(865)
Dividends paid on Series D preferred shares						(3,846)		(3,846)		(3,846)
Dividends paid on Series E preferred shares						(5,488)		(5,488)		(5,488)
Dividends paid on Series F preferred shares						(8,012)		(8,012)		(8,012)
Dividends declared on Series G preferred shares						(31)		(31)		(31)
Other comprehensive income							21,176	21,176		21,176
BALANCE June 30, 2022	$15,469	$146,542	$986,874	678,173	$(6,791)	$181,008	$4,001	1,327,103	$50,872	$1,377,975

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Table of Contents	F- 7

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021 (Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2022	2021
Cash Flows from Operating Activities:
Net income (loss)	$53,242	$(25,103)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	59,043	63,412
Amortization of deferred dry-docking costs	8,475	7,438
Amortization of loan fees	1,992	1,822
Interest expense on long - term receivable, net	40	227
Change in fair value of derivative instruments	(1,025)	(9,015)
(Gain) Loss on sale of vessels	(299)	5,817
Payments for dry-docking	(19,244)	(13,616)
(Increase) Decrease in:
Accounts receivable	(27,187)	(429)
Margin deposits	1,579	217
Inventories	(10,033)	(2,908)
Prepaid insurance and other	(1,263)	255
Capitalized voyage expenses	(629)	540
Increase (Decrease) in:
Payables	(2,658)	9,424
Accrued liabilities	13,458	(3,214)
Unearned revenue	(1,938)	(4,282)
Net Cash provided by Operating Activities	73,553	30,585
Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(26,773)	(29,045)
Vessel acquisitions and/or improvements	(137,181)	(3,611)
Proceeds from sale of vessels	19,795	53,224
Net Cash (used in) provided by Investing Activities	(144,159)	20,568
Cash Flows from Financing Activities:
Proceeds from long-term debt and other financial liabilities	341,492	67,644
Financing costs	(3,842)	(623)
Payments of long-term debt and other financial liabilities	(237,105)	(154,142)
Purchase of treasury stock, net	—	(168)
Partial redemption of Class B preferred shares of subsidiary	(750)	—
Proceeds from stock issuance program and sale of treasury stock, net	33,429	13,974
Proceeds from preferred stock issuance program, net	192	5,619
Cash dividends	(18,211)	(16,318)
Net Cash provided by (used in) Financing Activities	115,205	(84,014)
Net increase (decrease) in cash and cash equivalents and restricted cash	44,599	(32,861)
Cash and cash equivalents and restricted cash at beginning of period	127,197	171,771
Cash and cash equivalents and restricted cash at end of period	$171,796	$138,910
Reconciliation of cash, cash equivalents and restricted cash:
Current Assets:
Cash and cash equivalents	161,148	128,851
Restricted cash	10,648	10,059
Total Cash and cash equivalents and restricted cash	171,796	138,910

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Table of Contents	F- 8

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.       Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

The consolidated balance sheet as of December 31, 2021, has been derived from the audited consolidated financial statements included in the Company’s annual report on Form 20-F filed with the SEC on April 28, 2022 (“Annual Report”), but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and it may continue to negatively affect the global economy and demand for oil which may have a negative effect on the Company’s business, financial performance and the results of its operations, including due to any renewed weakness in demand for seaborne transportation of oil and oil products and LNG, and in turn charter rates, the extent of which will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

Impact of the War in Ukraine on the Company’s Business

As a result of the ongoing conflict between Russia and Ukraine which commenced in February 2022, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. The Company intends on complying with these requirements and addressing their potential consequences. The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain.  The extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2022, except as discussed below:

Accounting for Leases: Sale and Leaseback transactions: In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by the Company as it effectively retains control of the underlying asset. If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the transaction price for the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest. The Company has entered into one sale and lease back transactions accounted for as a financing arrangement as of June 30, 2022 (Note 6).

Table of Contents	F- 9

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

New Accounting Pronouncements—Not Yet Adopted:

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope. The ASU clarifies that all derivative instruments affected by changes to the interest rates used for discounting, margining or contract price alignment due to reference rate reform are in the scope of ASC 848. As such, entities may apply certain optional expedients in ASC 848 to derivative instruments that do not reference LIBOR, or another rate expected to be discontinued as a result of reference rate reform if there is a change to the interest rate used for discounting, margining or contract price alignment. In addition, the ASU clarifies other aspects of the guidance in ASC 848 and provides new guidance on how to address the effects of the cash compensation adjustment that is provided as part of the above change on, certain aspects of hedge accounting. The ASU is effective for all entities as of January 7, 2021, allows for retrospective or prospective application with certain conditions, and generally can be applied through December 31, 2022. The Company has not adopted the ASU as of June 30, 2022. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

Table of Contents	F- 10

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.       Transactions with Related Parties

a) Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, in accordance with the terms of the Management Agreement, if both parties agree. On January 1, 2022, monthly fees for operating conventional vessels were $27.5, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28.6, for third-party managed vessels, the handymaxes Afrodite and Ariadne, were $27.5, for vessels chartered out on a bare-boat basis and for vessels under construction monthly fees were $20.4, for the DP2 shuttle tankers were $35.0, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $38.9 and $30.8 for the LNG carrier Tenergy (since delivery January 12,2022). On January 1, 2021, monthly fees for operating conventional vessels were $27.5, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28.0, for vessels chartered out on a bare-boat basis and for vessels under construction monthly fees were $20.4, for the DP2 shuttle tankers were $35.0, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $38.7. From May 1, 2022, monthly fees increased to $28.5 for all conventional vessels, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $29.1, for third-party managed vessels, the handymaxes Afrodite and Ariadne remained at $27.5, for vessels chartered out on a bare-boat basis and for vessels under construction monthly fees amounted to $21.0, for the DP2 shuttle tankers at $36.0, while the monthly fees for LNG carriers, Neo Energy and Maria Energy amounted to $42.4 and $34.3 for the LNG carrier Tenergy. The Management Company, for services rendered, charged $5,041 for the second quarter of 2022 and $5,100 for the prior year second quarter. Charges for the first half of 2022 amounted to $10,005 and $10,204 for the prior year period.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at June 30, 2022, are $10,796 for the remainder of 2022, $20,967 for 2023, $21,282 for 2024, $20,808 for 2025, $20,274 for 2026 and $86,973 from 2027 to 2031.

Management fees for vessels are included in General and administrative expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels. During the six months ended June 30, 2022, and June 30, 2021, $599 and $245, respectively were charged and accounted for as part of construction costs for delivered vessels or included in Advances for vessels under construction. For the second quarter of 2022, the amount of $302 was charged, compared to $122 in the second quarter of 2021.

As of June 30, 2022, the amount due to the Management Company was $117 ($12 due from the Management Company at December 31, 2021).

(b) Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German group. TCM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. TCM for services rendered charged $476 for the second quarter of 2022 and $488 for the prior year second quarter. For the first half of 2022, charges amounted to $1,058 compared to $1,014 for the prior year first half.

As of June 30, 2022, the amount due from TCM was $11,764 ($14,565 at December 31, 2021), relating to vessel operating expenses to be incurred in the following month.

Table of Contents	F- 11

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines, which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c) Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. In the first half of 2022 and 2021, Tsakos Shipping charged for the sale of the aframax tanker Proteas a brokerage commission of $206 and $96 for the sale of panamax tanker Maya, respectively. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first half of 2022 and 2021, no such fee was charged.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders and directors of the Holding Company.

Tsakos Shipping for services rendered charged $2,709 for the second quarter of 2022 compared to $1,715 for the prior year second quarter. For the first half of 2022, the charge amounted to $4,529 compared to $3,448 for the prior year first half. The amount due to Tsakos Shipping as of June 30, 2022, was $2,624 ($1,439 at December 31, 2021). There is also as of June 30, 2022, an amount of $386 ($338 at December 31, 2021) due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d) Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurances through Argosy, a captive insurance company affiliated with Tsakos Shipping. For the second quarter of 2022, Argosy, for services rendered, charged $2,890 compared to $2,599 for the prior year quarter. For the first half of 2022, charges amounted to $5,141 compared to $4,791 for the prior year first half. The amount due to Argosy as at June 30, 2022, was $5,219 ($5,805 at December 31, 2021). There is also an amount of $356 ($1 at December 31, 2021) due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e) AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. For the second quarter of 2022, AirMania, for services rendered, charged $1,636 compared to $1,443 in the prior year quarter. For the first half of 2022, charges amounted to $2,892 compared to $2,276 for the prior year first half.

The amount due to AirMania as of June 30, 2022, was $553 ($503 at December 31, 2021).

3.       Revenue from contracts with customers

Voyage charters and contracts of affreightment: Revenues from voyage charters and contracts of affreightment amounted to $119,487 and $63,311 for the second quarter of 2022 and 2021, respectively, and for the first half of 2022, amounted to $185,714 compared to $128,450 for the prior year first half.

Time, bareboat charters and pooling arrangements: Revenues from time charter hire arrangements amounted to $97,212 and $73,104 for the second quarter of 2022 and 2021, respectively, and for the first half of 2022, amounted to $180,689 compared to $146,979 for the prior year first half.

Unearned revenue: Unearned revenue represents cash received within the reporting period, for which related service has not been provided. It primary relates to charter hire paid in advance and to revenue resulting from charter agreements with varying rates. As of June 30, 2022, unearned revenue amounted to $7,082 ($9,020 at December 31, 2021).

4.       Vessels

Sale and leaseback

On December 21, 2017, the Company entered into a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $65,200. Under these leaseback agreements, there is a seller’s credit of $13,000 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. As of June 30, 2022, the Company has classified the seller’s credit, as short-term receivable amounting to $12,871, which is due to be received on December 21, 2022, upon expiration of the lease term. In accordance with ASC 842 and the package of practical expedients, the Company continues to account for the transaction as an operating lease.

Table of Contents	F- 12

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On January 9, 2020, the Company entered into a new five-year sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there is a seller’s credit of $11,800 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. As of June 30, 2022, the Company has classified the seller’s credit, as long-term receivable amounting to $11,048. In accordance with ASC 842, the Company accounts for the transaction as an operating lease.

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of June 30, 2022, the Company has classified the seller’s credit, as long-term receivable amounting to $4,247. In accordance with ASC 842, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40.

On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller’s credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of June 30, 2022, the Company has classified the seller’s credit, as long-term receivable amounting to $7,764. In accordance with ASC 842, the Company accounts for the transaction as an operating lease. The sale resulted in a loss of $1,696 in aggregate for both suezmaxes, which is included in (gain) loss on sale of vessels in the accompanying consolidated statement of comprehensive income (loss) for the three and the six-month period ended June 30, 2021.

On December 21, 2021, the Company entered into a new ten-year sale and leaseback agreement for its LNG carrier, Tenergy. (Note 6)

At June 30, 2022 and December 31, 2021, the Company has assessed the recoverability of the seller’s credits and there was no indication of impairment.

As at June 30, 2022, the Company recognized on its consolidated balance sheet a right-of-use asset of $36,506 for the two suezmaxes Arctic and Antarctic, $10,075 for the aframax tanker Sakura Princess, $23,266 for the two suezmaxes Archangel and Alaska, $3,664, for the two suezmaxes Eurochampion 2004 and Euronike, respectively, equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments, for each of the seven right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use asset and the obligation under operating leases.

The incremental borrowing rate used to determine the right-of-use asset and the obligations under operating leases was 5.45% for the sale and leaseback agreement each of the two suezmaxes, Eurochampion 2004 and Euronike, 3.59% for the sale and leaseback agreement each of the two suezmaxes, Archangel and Alaska, 2.54% for the sale and leaseback agreement of the aframax, Sakura Princess and 2.98% for the sale and leaseback agreement of the two suezmaxes Arctic and Antarctic and the respective weighted average remaining lease term was 0.48, 2.53, 3.48 and 3.99 years, respectively, as at June 30, 2022 and 0.97, 3.02, 3.97 and 4.49 years, respectively, as at December 31, 2021.

As at June 30, 2022 and December 31, 2021, both the right-of use asset and the corresponding obligation under operating leases were $73,511 (current portion $25,763 and non-current portion $47,748) and $88,573 (current portion $29,749 and non-current portion $58,824), respectively. The financial liability recognized for aframax Sakura Princess was $3,702 (current portion $1,014 and non-current portion $2,688) as of June 30, 2022 and $4,193 (current portion $997 and non-current portion $3,196) as of December 31, 2021.

Period/ Year	Lease Commitment
July 1 to December 31, 2022	$16,948
2023	24,890
2024	24,890
2025	14,234
2026	4,994
Minimum net lease payments	$85,956
Less: present value discount	(12,445)
Total obligations under operating leases and financial liability (current and non-current portion)	$73,511

Table of Contents	F- 13

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Company has subleased all seven vessels and has recognized sublease revenue, net of voyage expenses of $16,944 and $2,372 for the second quarter of 2022 and 2021, respectively. The amount of $24,051 was recognized for the first half of 2022 compared to $7,825 in the prior year first half.

Acquisitions

On January 12, 2022, the Company took delivery of the newbuilding LNG carrier Tenergy, for an aggregate of $186,201.

Sales

During the first half of 2022, the Company sold the aframax tanker, Proteas, realizing a gain of $299, which is included in (gain) loss on sale of vessels in the accompanying consolidated statement of comprehensive income (loss).

During the first half of 2021, the Company sold the panamax tanker, Maya, realizing a loss of $4,121, which is included in (gain) loss on sale of vessels in the accompanying consolidated statement of comprehensive income (loss).

Impairment

As of June 30, 2022 and 2021, the Company reviewed the carrying amount including any unamortized dry-docking costs in connection with the estimated recoverable amount and the probability of sale for each of its vessels, vessels under construction and right-of-use-assets. This review did not indicate an impairment charge.

5.       Deferred charges and leasehold improvements

Deferred charges consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $35,949 and $27,344, at June 30, 2022 and December 31, 2021, respectively. Leasehold improvements for the six suezmaxes Eurochampion 2004, Euronike, Archangel, Alaska, Arctic, Antarctic and the aframax tanker Sakura Princess amounted to $9,117 and $6,953 at June 30, 2022 and December 31, 2021, respectively. Amortization of deferred dry-docking costs and of leasehold improvements is included in depreciation and amortization in the accompanying consolidated statements of comprehensive income (loss).

Table of Contents	F- 14

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6. Long-term debt and other financial liabilities

Long-term debt

Facility	June 30, 2022	December 31, 2021
Loans	1,310,130	1,380,648
Less: Deferred finance costs, net	(6,767)	(7,461)
Total long-term debt	1,303,363	1,373,187
Less: Current portion of debt	(193,685)	(175,062)
Add: Deferred finance costs, current portion	2,082	2,126
Long-term debt, net of current portion and deferred finance costs	1,111,760	1,200,251

Loan balances outstanding at June 30, 2022, amounted to $1,310,130. These bank loans are payable in U.S. Dollars in semi-annual installments, with balloon payments due at maturity between November 2022 and January 2032. Interest rates on the outstanding loans as of June 30, 2022, are based on LIBOR plus a spread, except of two loan agreements based on SOFR.

On March 16, 2022, the Company signed a new five-year loan agreement amounting to $62,000 relating to the refinancing of the suezmax tankers, Dimitris P and Spyros K and the aframax tanker, Uraga Princess. On March 17, 2022, the Company drew down the amount of $62,000 and prepaid the amount of $47,730. The new loan is repayable in ten semi-annual installments of $2,750, commencing six months after the drawdown date, plus a balloon of $34,500 payable together with the last installment.

On March 31, 2022, the Company signed a new six-year loan agreement amounting to $67,500 relating to the refinancing of the DP2 shuttle tanker, Brasil 2014. On April 4, 2022, the Company drew down the amount of $67,500 and prepaid the amount of $54,117. The new loan is repayable in twelve semi-annual installments of $4,500, commencing six months after the drawdown date, plus a balloon of $13,500 payable together with the last installment.

On April 20, 2022, the Company prepaid the amount of $12,695 to the lender due to sale of its aframax tanker, Proteas.

On May 13, 2022, the Company signed a new five-year loan agreement amounting to $25,200 relating to the refinancing of the suezmax tanker, Euro. On May 13, 2022, the Company drew down the amount of $25,200 and prepaid the amount of $21,683 on May 16, 2022. The new loan is repayable in ten semi-annual installments of $1,505, commencing six months after the drawdown date, plus a balloon of $10,150 payable together with the last installment.

On August 17, 2022, the Company prepaid the amount of $3,301 to the lender due to sale of its panamax tanker, Inca.

On September 5, 2022, the Company signed a new six-year loan agreement amounting to $67,500 relating to the refinancing of the suezmax DP2 shuttle tanker, Rio 2016. On September 7, 2022, the Company drew down the amount of $67,500 and prepaid the amount of $48,047. The new loan is repayable in twelve semi-annual installments of $4,500, commencing six months after the drawdown date, plus a balloon of $13,500 payable together with the last installment.

On September 15, 2022, the Company signed a new eight-year loan agreement amounting to $118,400 relating to pre- and post- financing of the two aframax tankers under construction Hull 5081 and Hull 5082. The new loan is repayable in sixteen semi-annual installments of $1,650, commencing six months after the drawdown date, plus a balloon of $32,800 payable together with the last installment.

According to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”, the Company expenses any unamortized deferred financing costs on its prepaid loans, falling under the scope of debt extinguishments (Note 7).

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2022	2.75%	Six months ended June 30, 2022	2.44%
Three months ended June 30, 2021	2.05%	Six months ended June 30, 2021	2.08%

Table of Contents	F- 15

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The above term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends if an event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $129,528 at June 30, 2022 and $105,768 at December 31, 2021, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $3,550. One loan agreement requires a monthly pro rata transfer to retention account of any principal due, but unpaid.

As of June 30, 2022, the Company and its wholly and majority owned subsidiaries had thirty-one loan agreements, with an aggregate principal amount outstanding thereunder totaling $1,310,130. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements as at June 30, 2022.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after June 30, 2022, are as follows:

Period/ Year	Amount
July to December 2022	92,304
2023	218,949
2024	280,551
2025	251,068
2026	196,560
2027 and thereafter	270,698
1,310,130

Other financial liabilities, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2022	December 31, 2021
Other financial liabilities	174,905	—
Less: Deferred finance costs, net	(2,544)	—
Total other financial liabilities	172,361	—
Less: Current portion of other financial liabilities	(9,328)	—
Add: Deferred finance costs, current portion	356	—
Other financial liabilities, net of current portion and deferred finance costs	163,389	—

On January 12, 2022, the Company drew down the amount of $177,238 for the acquisition of the LNG carrier Tenergy (Note 4)  and paid the delivery installment costs to the shipbuilding yard and prepaid vessel’s pre-delivery financing of $27,750. The Company chartered back the vessel on a bareboat basis, having a purchase obligation at the end of the ten-year period, and has continuous options to repurchase the vessel at any time following the fifth anniversary of the commencement date. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as other financial liabilities. The new financing arrangement is repayable in forty quarterly installments of $2,332, commencing three months after the drawdown date, plus a put option of $83,955 payable together with the last installment. The agreement has no covenants.

The annual principal payments of Other financial liabilities required to be made after June 30, 2022, are as follows:

Period/ Year	Amount
July to December 2022	4,664
2023	9,328
2024	9,328
2025	9,328
2026	9,328
2027 and thereafter	132,929
174,905

7. Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Interest expense	10,953	9,970	20,783	20,251
Less: Interest capitalized	(270)	(183)	(498)	(354)
Interest expense, net	10,683	9,787	20,285	19,897
Bunkers swap, put and call options cash settlements	—	17	(9,912)	464
Amortization of loan fees	756	871	1,992	1,822
Bank charges	81	64	85	99
Discount of long-term receivables, net	33	482	414	528
Change in fair value of non-hedging financial instruments	(561)	(3,696)	1,428	(8,242)
Net total	10,992	7,525	14,292	14,568

Table of Contents	F- 16

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At June 30, 2022, the Company was committed to ten floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $428,159, maturing from April 2023 through October 2027, on which it pays fixed rates averaging 1.90% and receives floating rates based on the six-month LIBOR (Note 12).

At June 30, 2022, the Company held nine of the ten interest rate swap agreements designated and qualified as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $377,454.

The fair values of such financial instruments as of June 30, 2022, and December 31, 2021, in aggregate amounted to $5,965 (positive) and $16,151 (negative), respectively. The net amount of cash flow hedge losses at June 30, 2022, that is expected to be reclassified into earnings within the next twelve months is $3,759.

As of June 30, 2022, the Company held one interest rate swap that did not meet hedge accounting criteria. On March 16, 2022, the Company discontinued as a cash flow hedge on hedging interest rate swap. This interest rate swap associated with a secured loan facility, which was refinanced. Upon completion of the refinancing on March 17, 2022, the hedge was de-designated as a hedging swap and the remaining gain included in Accumulated other comprehensive loss ($1,386 amount on the date of the de-designation), and for which the forecasted transaction is deemed no longer probable of occurring, was immediately classified into earnings. Following the de-designation, the change in its fair value has been included in Change in fair value of non-hedging financial instruments and amounted to $561 (positive). At December 31, 2021, the Company did not have non-hedging interest rate swaps.

During the first half of 2022, the Company entered into early termination agreements of all its bunker swap agreements with expiration dates December 2022, September 2023 and December 2023. Total cash received from those swap terminations amounted to $9,912. The change in their fair value during the first half of 2022 and 2021 were $1,989 (negative) and $8,241 (positive), respectively.

During the first half of 2022 and 2021, the Company has written-off unamortized deferred finance costs of $579 and $232, respectively, according to debt extinguishment guidance of ASC 470-50, included in Amortization of deferred finance costs in the above table.

During the first half of 2022 and 2021, the Company recognized a discount on its lease liability (Note 4) amounting to $414 and $528, respectively.

During the first half of June 30, 2021, the Company sold all three put option agreements and received cash of $35. The value of the put option agreements as of June 30, 2021 was $zero. The change in the fair values during the first half of 2021 amounting to $207(negative), has been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

8. Stockholders’ Equity

On October 29, 2021, the Board of Directors of the Company authorized the issuance and sale of up to $100,000 of the Company’s common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares. During the first half of 2022, the Company issued 4,064,266 common shares, 165 of its Series D Preferred Shares, 2,239 of its Series E Preferred Shares and 5,888 of its Series F Preferred Shares for total net proceeds of $33,621. During the first half of 2021, the Company sold 320,599 common shares from its treasury stock, 11,411 of its Series D Preferred Shares, 33,188 of its Series E Preferred Shares, 184,585 of its Series F Preferred Shares and issued 1,243,337 common shares for total net proceeds of $19,593.

On January 31, 2022, and April 27, 2022, the Company paid dividends of $0.59375 per share, $8,012 in aggregate, on its 9.50% Series F Preferred Shares. On February 1, 2021, and April 30, 2021, the Company paid dividends of $0.59375 per share, $7,125 in aggregate, on its 9.50% Series F Preferred Shares.

On February 28, 2022, and May 25, 2022, the Company paid dividends of $0.54687 per share, $3,847 in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5,488 in total, on its Series E Preferred Shares. On March 1, 2021, and May 28, 2021, the Company paid dividends of $0.54687 per share, $3,752 in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5,330 in total, on its Series E Preferred Shares.

On June 29, 2021, the Company declared a dividend of $0.10 per common share payable on July 20, 2021. On April 14, 2022, the Company declared a dividend of $0.10 per common share payable on July 20, 2022.

Table of Contents	F- 17

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On February 1, 2021 (the “Initial Redemption Date”) and August 2, 2021, the Company redeemed 1,798,651 and 357,063 Series G Convertible Preferred Shares in exchange for 1,900,000 and 388,841 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping Company S.A. (“Shyris Shipping”), a wholly owned subsidiary of the Company, par value $0.001 per share, each with a liquidation preference of $10.00 per share representing the full mandatory redemption price of $10.56 and $10.89, respectively, per Series G Convertible Preferred Share ($19,000 and $3,889 in aggregate, respectively) payable for the number of Series G Convertible Preferred Shares. The difference between the carrying value of the redeemed Series G Convertible Preferred shares and the fair value of the Shyris Shipping Company Preferred Shares, amounting to $2,171, in total, was recognized as a deemed dividend to the holders of the Series G Convertible Preferred Shares, and has been considered in the calculation of Loss per Common Share in the first half of 2021 (Note 10).

The redemption price at which the Series G Convertible Preferred Shares exchanged was the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month volume weighted average price (“VWAP”) of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares. If certain limitations intended to ensure Shyris Shipping’s compliance with Section 883 of the Internal Revenue Code of 1986, as amended, cease to apply prior to the fifth anniversary of the Series G Closing Date, some or all of the Series G Convertible Preferred Shares that remain outstanding as of that date will be mandatorily redeemed for Shyris Shipping Preferred Shares (or to the extent the aggregate mandatory redemption price of such Series G Convertible Preferred Shares, together with all Series G Convertible Preferred Shares previously redeemed for Shyris Shipping Preferred Shares, exceeds $35,000, converted into common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash). After the fifth anniversary of the share purchase agreement, any Series G Convertible Preferred Shares will automatically convert into the Company’s common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash) or be redeemed for Shyris Shipping Preferred Shares. The Series G Convertible Preferred shareholders will also have the right to require the Company to redeem the Series G Convertible Preferred Shares for cash, in the event of non-compliance with certain requirements relating to Shyris Shipping. The Company had 459,286 Series G Redeemable Convertible Perpetual Preferred shares outstanding as of June 30, 2022, and December 31, 2021, respectively. In September 2022, all 459,286 outstanding Series G Redeemable Convertible Perpetual Preferred Shares were converted into an aggregate of 306,190 common shares of the Company.

The Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”) are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $111 in the period ended June 30, 2021, and $865 in the period ended June 30, 2022. As long as Shyris Preferred Shares are outstanding, Shyris Shipping cannot declare or pay dividends to the Company or incur additional indebtedness without the consent of the holder of Shyris Shipping Preferred Shares.

The initial liquidation preference of the Shyris Shipping Preferred Shares is $10.00 per share, subject to certain customary adjustments. Upon any liquidation or dissolution of Shyris Shipping, holders of Shyris Shipping Preferred Shares will be entitled to receive, on a pro rata basis, the liquidation preference of the Shyris Shipping Preferred Shares, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to Shyris Shipping creditors, before any distribution is made to or set aside for the holders of junior shares, including the common shares of Shyris Shipping owned by the Company.

Table of Contents	F- 18

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The holders of the Shyris Shipping Preferred Shares have no right to vote on matters on which shareholders of the Company are entitled to vote. The holders of the Shyris Shipping Preferred Shares generally do not have any other voting rights, however, in the event that six semi-annual dividends, whether consecutive or not, payable on Shyris Shipping Preferred Shares are in arrears, the holders of Shyris Shipping Preferred Shares, will have the right, voting separately as a class, to elect one member of Shyris Shipping’s board of directors and the affirmative vote or consent of the holders of at least two-thirds of the outstanding Shyris Shipping Preferred Shares, voting as a single class, are required for Shyris Shipping to take certain actions.

The Shyris Shipping Preferred Shares are non-convertible and perpetual, and are redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time from 112.5% to 100% of the deemed issuance price, plus any accrued and unpaid dividends. The Shyris Shipping Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments and their value of $19,000 and $3,889, respectively, upon issuance was included in non-controlling interest in the accompanying Consolidated Balance Sheets as at June 30, 2022. Additionally, the Company determined that the economic characteristics and risks of the embedded redemption features were clearly and closely related to the host contract, apart from the feature discussed below.

If Shyris Shipping, directly or indirectly, sells or otherwise voluntarily disposes of a vessel, including any of the four conventional tankers its wholly- owned subsidiaries currently own, or a stake in any vessel owning company or causes a vessel to be damaged or a charter or management agreement relating to any vessel to be terminated or breached, then all net proceeds (after payment of related expenses and associated debt) received therefrom is required to be used to redeem Shyris Shipping Preferred Shares on a pro rata basis. The Company determined that the redemption feature did meet the definition of a derivative, but the fair value of the instrument is zero due to the expectations under which the feature would be exercised.

On April 12, 2022, the Board of Directors of Shyris Shipping Company authorized the redemption of 75,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares. On April 15, 2022, the Company repaid the amount of $750, which was recognized as a reduction of non-controlling interest in the statement of stockholders’ equity. On July 12, 2022, the Board of Directors of Shyris Shipping Company authorized the redemption of 75,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares. On July 15, 2022 , the Company repaid the amount of $750.

During the first half of 2021, the Company acquired a treasury stock 19,836 common shares for a total amount of $168.

9. Accumulated other comprehensive income (loss)

In the first half of 2022 and 2021, accumulated other comprehensive loss decreased with unrealized income of $21,176, and $10,463, respectively, which resulted from changes in fair value of financial instruments.

10. Earnings (loss) per common share

The Company calculates basic earnings (loss) per share in conformity with the two-class method required for companies with participating securities. The Company considered its Series G Convertible Preferred Shares to be participating securities as the holders are entitled to receive dividends on as-converted basis in the event that dividends are declared and paid on the Company’s common shares. The Company calculates diluted earnings (loss) per share using the most dilutive of the two-class method and the if-converted method.

Under the two-class method, basic earnings (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of common shares outstanding during the period, less shares subject to repurchase.

The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Any remaining earnings would be distributed to the holders of common stock and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. This participating security does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

Diluted earnings (loss) per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period. For the three and six months ended June 30, 2022, securities that could potentially dilute basic earnings per share in the future that were included in the computation of diluted earnings per share, were the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the if-converted method. Net income attributable to common stockholders of Tsakos Energy Navigation Limited for the three and six months ended June 30, 2022, is adjusted by the amount of dividends on Series G Convertible Preferred Shares and corresponding undistributed income to Series G participants, as set forth below. For the three and six months ended June 30, 2021, these convertible securities that could potentially dilute basic loss per share in the future were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect. Two class-method was the most dilutive method for the comparative period.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three months ended June 30,		Six months ended June 30, 2022
	2022	2021	2022	2021
Numerator
Net income (loss) attributable to Tsakos Energy Navigation Limited	$46,225	$(19,664)	$51,743	$(24,485)
Preferred share dividends Series D	(1,924)	(1,879)	(3,846)	(3,752)
Preferred share dividends Series E	(2,743)	(2,679)	(5,488)	(5,338)
Preferred share dividends Series F	(4,006)	(3,672)	(8,012)	(7,235)
Preferred share dividends, Convertible Series G	(31)	—	(31)	(54)
Undistributed income to Series G participants	(370)	—	(353)	—
Deemed dividend on partially redeemed Convertible Series G	—	—	—	(1,713)
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	37,151	(27,894)	34,013	(42,577)
Preferred share dividends, Convertible Series G	31	—	31	—
Undistributed income to Series G participants	370	—	353	—
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited, for dilution purposes	37,552	(27,894)	34,397	(42,577)
Denominator
Weighted average number of shares, basic	28,398,404	18,660,333	26,992,886	18,433,070
Weighted average number of shares, diluted	28,704,595	18,660,333	27,299,077	18,433,070
Earnings (Loss) per share, basic attributable to Tsakos Energy Navigation Limited	$1.31	$(1.49)	$1.26	$(2.31)
Earnings (Loss) per share, diluted attributable to Tsakos Energy Navigation Limited	$1.31	$(1.49)	$1.26	$(2.31)

Table of Contents	F- 19

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11. Commitments and Contingencies

As of June 30, 2022, the Company had five vessels under construction, one shuttle tanker and four dual fuel LNG powered aframax tankers.

The total contracted amount remaining to be paid for the five vessels under construction plus the extra costs agreed as of June 30, 2022, were $325,278. The amount of $85,745 is due to be paid within the second half of 2022 and the amount of $239,533 in 2023.

In June 2022, the Company entered into an agreement to buy a 2020-built VLCC, which is expected to be delivered in the fourth quarter of 2022.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Brazilian authorities have charged certain shipbrokers with various offenses in connection with charters entered into between a major state oil entity and various international shipowners. In 2020, in parallel with U.S. Department of Justice and U.S. Securities and Exchange Commission investigations regarding whether the circumstances surrounding these charters, including the actions taken by these shipbrokers, constituted non-compliance with provisions of the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) applicable to the Company, the Company began investigating these matters. The Company is always committed to doing business in accordance with anti-corruption laws and is cooperating with these agencies.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2022 and vessels scheduled to be delivered as per contractual terms before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/ Year	Amount
July 1 to December 31, 2022	$158,403
2023	238,966
2024	189,768
2025	127,547
2026	109,792
2027 to 2028	134,440
Minimum charter revenues	$958,916

These amounts do not assume any off-hire.

12. Financial Instruments

(a) Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and financial liabilities as described in Notes 6 and 7.

(b) Concentration of credit risk: Financial instruments consists principally of cash, trade accounts receivable, long-term receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

Table of Contents	F- 20

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(c) Fair value: The carrying amounts reflected in the accompanying interim consolidated balance sheets of cash and cash equivalents, restricted cash, trade receivables, margin deposits, accounts payable and due from/to related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans and other financial liabilities with variable interest rates approximates the recorded values, generally due to their variable interest rates. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term receivable and estimates that the amount presented on the accompanying interim consolidated balance sheets approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

The fair values of the interest rate swap agreements and bunker swap agreements discussed in Note 7 above, are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives as of June 30, 2022, and December 31, 2021, are as follows:

	Carrying Amount June 30, 2022	Fair Value June 30, 2022	Carrying Amount December 31, 2021	Fair Value December 31, 2021
Financial assets (liabilities)
Cash and cash equivalents	161,148	161,148	117,192	117,192
Restricted cash	10,648	10,648	10,005	10,005
Margin deposits	4,270	4,270	5,849	5,849
Long-term receivable (including short-term portion)	35,930	35,930	35,904	35,904
Financial liability	(3,702)	(3,702)	(4,193)	(4,193)
Obligations under operating leases	(73,511)	(73,511)	(88,573)	(88,573)
Debt and other financial liabilities	(1,485,035)	(1,485,035)	(1,380,648)	(1,380,648)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of June 30, 2022, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $4,270 ($5,849 as of December 31, 2021), which is recorded within margin deposits in the consolidated balance sheets.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statements of comprehensive income (loss) or in the consolidated balance sheets, as a component of accumulated other comprehensive income.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	3,956	7	1,756	8,884
	Financial instruments - Fair value, net of current portion	3,879	1,382	114	8,656
Subtotal		7,835	1,389	1,870	17,540

		Asset Derivatives		Liability Derivatives
		June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	735	—	—	—
	Financial instruments - Fair value, net of current portion	651	—	—	—
Bunker swaps	Current portion of financial instruments - Fair value	—	1,845	—	—
Bunker swaps	Financial instruments - Fair value, net of current portion	—	144	—	—
	Subtotal	1,386	1,989	—	—
Total derivatives		9,221	3,378	1,870	17,540

Table of Contents	F- 21

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives designated as hedging instruments- Net effect on the consolidated statements of comprehensive income (loss)

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2022	2021	2022	2021
Interest rate swaps	7,376	3,642	26,037	15,611
Total	7,376	3,642	26,037	15,611

		Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2022	2021	2022	2021
Interest rate swaps	Depreciation expense	(49)	(48)	(98)	(96)
Interest rate swaps	Interest and finance costs, net	2,627	2,830	4,959	5,244
Total		2,578	2,782	4,861	5,148

Derivatives not designated as hedging instruments–Net effect on the consolidated statement of comprehensive income (loss)

		Gain (Loss) Recognized on Derivative
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2022	2021	2022	2021
Interest rate swaps	Interest and finance costs, net	561	—	561	—
Bunker swaps	Interest and finance costs, net	—	3,695	7,923	7,950
Bunker put options	Interest and finance costs, net	—	(16)	—	(172)
Total		561	3,679	8,484	7,778

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The accumulated income from derivatives designated as hedging instruments recognized in accumulated other comprehensive income (loss) as of June 30, 2022 amounted to $4,001, and $17,175 accumulated loss at December 31, 2021.

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of June 30, 2022, and December 31, 2021, using Level 2 inputs (significant other observable inputs):

Recurring measurements:	June 30, 2022	December 31, 2021
Interest rate swaps	7,351	(16,151)
Bunker swaps	—	1,989
Total	7,351	(14,162)

13. Subsequent Events

The Company evaluated subsequent events (other than those disclosed above), until the date these interim condensed consolidated financial statements were available to be issued.

(a) On July 6, 2022, the Company acquired its newbuilding DP2 shuttle tanker Porto.

(b)  On August 1, 2022, the Company paid dividends of $0.59375 per share on its 9.50% Series F Preferred Shares.

(c) On August 17, 2022, the Company sold its panamax tanker, Inca , for net proceeds of $11,760.

(d) On August 29, 2022, the Company paid dividends of $0.54687 per share on its 8.75% Series D Preferred Shares and $0.57812 per share on its 9.25% Series E Preferred Shares, respectively.

(e)  On September 14, 2022, the Company declared a dividend of $0.15 per common share, payable in December 2022.

(f) On September 1, 2022, the Company’s subsidiary, Shyris Shipping, paid dividends aggregating $802.1 on the Shyris Shipping Preferred Shares.

Table of Contents	F- 23

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

EXHIBIT INDEX

99.1 Capitalization at June 30, 2022

Table of Contents	F- 24

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2022

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Paul Durham
Paul Durham
Chief Financial Officer